

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-Mail</u>
Mr. Mark T. Sadler
Chief Financial Officer
Tahoe Resources Inc.
5190 Neil Road Suite 460
Reno, NV 89502

> **Re: Tahoe Resources Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 001-35531**

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Year Ended December 31, 2012</u>

<u>General</u>

1.   We note that you present both projected cash costs and all-in sustaining costs (i.e. "non-IFRS measures") in the August 2013 presentation that is currently available on your website. We also note that you deduct by-product revenue from total costs in order to arrive at each of these projected non-IFRS measures. Please be advised that, in calculating these projected non-IFRS measures, we believe that the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests that you will incur lower mining costs for silver than you actually will. We can appreciate your desire to convey the notion that by-product revenues will be sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of your projected non-IFRS measures. We believe the

significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in your projected non-IFRS measures. Please confirm to us you will make this adjustment in any future presentations or disclosures, as appropriate and provide us with draft disclosure of your planned changes.

2.   We note the projected financial information, including all-in sustaining costs related to your five-year plan that is included in the August 2013 presentation that is currently available on your website. We further note your statement under the safe harbor disclaimer that the "forward-looking information is based on management's reasonable assumptions, estimates, expectations, analyses and opinions…" Please explain to us in sufficient detail the factors that support and provide a reasonable basis for management's financial projections that are included in your presentation. In your response, please separately address why you believe there is a reasonable basis to present projected financial information beyond one year given that the Company has not yet established operations and does not have a history of operations or experience in projecting.

Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2012
General Development of our Business, page 9

Development of our Business, page 9

3.   We note on page three that you define "development" as "…the preparation of a known commercially mineable deposit for mining" and on page eight that you disclose "there are no mineral reserves reported for the Escobal project." We further note your disclosure on page nine and page 21 that you are "…an exploration and development stage company", while on page eight of your Management's Discussion and Analysis (Exhibit 99.3) you disclose that you are "…an exploration and evaluation stage company." Please clarify for us the stage that you believe the company is currently in and confirm to us that you will revise your conflicting disclosures in future filings, as necessary. To the extent that you believe you have advanced to the development stage, tell us the date that you entered the development stage and explain to us the basis for this conclusion since you have not yet demonstrated the existence of proven and probable reserves.

Description of our Business, page 11

Social and Environmental Activities, page 14

4.   We note your disclosure under this heading that you aspire to deliver long term shareholder value through sustainable economic and social development in the communities where you work. We further note in the transcript for your August 9, 2013 earnings conference call that you have recently established a new division to direct your Corporate Social Responsibility ("CSR") programs. Please tell us whether the Company

has any significant CSR arrangements and, if so, describe to us the nature and significant terms of such arrangements. Also tell us whether any obligating events have occurred that resulted in a legal or constructive CSR obligation under IAS 37, and provide us with your analysis used to arrive at your conclusion.

Exhibit 99.2

Audited Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

2. Significant Accounting Policies, page 5

i) Mineral Property, Land, Plant and Equipment, page 7

5.   We note your disclosure here that underground development costs are expensed until the exploitation permit is awarded; and on page seven of Exhibit 99.2 to your August 9, 2013 Form 6-K that underground project development costs were capitalized subsequent to March 31, 2013 and after the receipt of the exploitation permit. We further note that in fiscal 2010 you began to capitalize certain assets under construction as construction-in-progress and that the accumulated construction-in-progress balance was $115,947,000 and $192,698,000 as of December 31, 2012 and June 30, 2013 respectively. Please advise us of the following:

- Further explain to us the nature of the significant items that comprise the accumulated construction-in-progress assets as of both December 31, 2012 and June 30, 2013.

- Tell us whether you account for the construction-in-progress assets under IAS 16 or IFRS 6 and explain to us the basis for your accounting conclusion.

- Tell us whether any of the capitalized assets have been transferred from exploration and evaluation assets to development assets during the period from fiscal 2011 through June 30, 2013.

- To the extent that you account for any capitalized construction-in-progress assets under IAS 16, please explain to us in sufficient detail the basis for your conclusion that it is probable that future economic benefits associated with the item will flow to the entity. Refer to IAS 16.7. In your response, please discuss how you determined the Company will be able to satisfy the probability test for future economic benefit given that the Company has not yet established any mineral reserves.

Exhibit 99.3 Management's Discussion and Analysis for Year Ended December 31, 2012

Operations, page 4

Project Status and Timeline, page 8

6.   We note your disclosure here and in the transcript for your August 9, 2013 earnings
        conference call that you expect to commence commercial production in early 2014.
        In addition and based on the Company's response to a question during your earnings
        conference call, it appears that you plan on posting a feasibility study on mineral
        reserves in the third quarter of 2014. Please define for us your use of "commercial
        production" in your Form 40-F and also clarify for us whether you plan to establish
        mineral reserves prior to commencing commercial production in early 2014. We
        may have further comment based upon your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if
you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining